THE BANK
OF KENTUCKY



A WEALTH OF COMMITMENT TO NORTHERN KENTUCKY

The Bank of Kentucky Financial Corporation

THE BANK OF KENTUCKY

TABLE OF CONTENTS >

ASSET GROWTH


$600K
$500K
$400K
$300K
$200K
$100K
$0K
$507,262
1997
1998
1999
2000
2001

EARNINGS PER SHARE


1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
1.16
1997
1998
1999
2000
2001

DEPOSIT GROWTH


$500K
$400K
$300K
$200K
$100K
$0K
416,183
1997
1998
1999
2000
2001

RETURN ON ASSETS


2.00%
1.50%
1.00%
0.50%
0.00%
1.48%
1997
1998
1999
2000
2001

LOAN GROWTH


$500K
$400K
$300K
$200K
$100K
$0K
416,981
1997
1998
1999
2000
2001

RETURN ON EQUITY


20%
15%
10%
5%
0%
14.05%
1997
1998
1999
2000
2001

EARNINGS


$8,000K
$6,000K
$4,000K
$2,000K
$0
$7,069K
1997
1998
1999
2000
2001

STANDARD EFFICIENCY RATIO


80%
60%
40%
20%
0%
51.51%
1997
1998
1999
2000
2001

THE BANK
OF KENTUCKY



Dear Shareholders and Friends:

Commitment is more than just the theme of this year's annual report. It truly embodies the way our employees feel about The Bank of Kentucky and the shareholders we serve.

Part of what separates us from our competitors is the fact that our customers know us and we know them. They can come into our offices at anytime and get an answer.

And we know that by committing ourselves to satisfying our customers, by committing ourselves to become vital and contributing members of the communities in which we operate, we will form bonds and create relationships that will last for generations.

THERE WASN'T ONE AREA OF OUR BANK THAT DIDN'T PERFORM WELL IN 2001

Our Retail Division continues to grow through the addition of branches and ATMs, thereby meeting our objective to increase our penetration in the market areas we serve. At the end of 2001, The Bank of Kentucky was the #1 community bank in Northern Kentucky, the #1 overall bank in Boone County, and the #3 overall bank in the four-county Northern Kentucky area in market share when measured by deposits.

Likewise, our Trust Department has grown to more than $26.8 million in total assets. By providing our customers with a vital, value-added service, we're able to both solidify relationships and eventually generate another source of non-rate sensitive fee income for the bank.

Investing in technology is also critical to our success. We continue to provide the high-tech features that help us serve our customers better, in addition to those features that allow our customers to assist themselves – maybe you've seen our new and improved website!

Diversifying our sources of income is especially important. Providing cash management services, such as Lockbox availability to our corporate customers, is one way we do this. We discovered that providing a "local option" for our customers was important to them. This allowed us to satisfy their needs while also providing fee income for us.

We also took advantage of the low interest rate environment and were able to generate more than a million dollars in fees from residential real estate loans sold in the secondary market.

BY THE NUMBERS, 2001 WAS A PHENOMENAL YEAR

At The Bank of Kentucky Financial Corporation, our commitment to shareholders is paramount and the best way to reward your investment in us is to remain a strong financial performer.

Net income for the year was $7.1 million, up 23.4% from 2000's operating earnings. Now that the Ft. Thomas merger is behind us, our income numbers are returning to their historic levels. This was also reflected in our Earnings Per Share, which rose 24.6% to $1.16/share in 2001. In addition, our return on assets improved to 1.48%, up from1.28% in 2000 and our return on equity grew to 14.1%, up from 13.1% last year.

The anticipated operating efficiencies and cost savings we expected through the completion of our Ft. Thomas acquisition also came to fruition. Our efficiency ratio stood at 50.4% as of December 31, 2001. This compares favorably to the 63.5% (including M & A) we reported at this time last year.

2001 WAS A CHALLENGING BUSINESS ENVIRONMENT

Bank after bank has reported decreasing profits and increasing loan losses. Our focus, though, on local/regional lending has allowed us to side step some of the difficulties other financial institutions are facing and maintain good credit quality. In fact, we've seen a decrease in our non-performing loans to .76% of total loans as of December 31, 2001. Likewise, net charge-offs declined to just $342,471 for 2001, an improvement of 34.7% from the $524,929 recorded in 2000.

Shares of The Bank of Kentucky Financial Corporation stock also reflected this solid overall financial performance. Last year our stock remained steady, contrasting the negative returns posted by the Dow Jones Industrial Average, the NASDAQ, the S&P 500 or virtually any other major stock index.

As you read through the rest of the 2001 annual report, we hope to share with you a sampling of the additional ways our bank and our employees demonstrate their commitment to the customers and communities we serve.

WHAT TO EXPECT IN 2002

Financial institutions, maybe more than any other type of company, are truly dependent upon the overall economy and the ups and down of interest rates. Going forward in 2002, we expect the following:

- To continue our expansion within the geographic markets we currently serve,
- To lessen our exposure to rate sensitive income,
- To increase our efforts to further develop additional sources of fee income,
- To maintain our outstanding credit quality through our focus on lending to local and regional companies we already know,
- To continue the use of technology to increase our customer service and improve our operating efficiencies,
- And, as always, to increase the value of your investment in our company.

In closing I want to thank the 155 employees of The Bank of Kentucky. It is only through their tireless efforts that we are able to achieve these outstanding results.

Robert W. Zapp
President and CEO
The Bank of Kentucky, Inc.

A MATTER OF COMMITMENT TO NORTHERN KENTUCKY



COMMITMENT TO CUSTOMERS

Many banks are good at providing their customers with the latest and greatest in new products and technology. But at The Bank of Kentucky, our commitment to customers goes well beyond checking accounts, online calculators or small business loans.

Sure we offer all of those things, and more. But our commitment to customers is reflected in the daily desire to provide our customers with the one-on-one banking experience they have come to expect. Yes, we know them personally, so we're able to recommend the product or service that fits them best. But most importantly, we have what no other bank in Northern Kentucky has. We have the ability to make our customers comfortable. That's the kind of customer commitment we're talking about at The Bank of Kentucky.

Part of our commitment to customers is demonstrated by providing them with branch offices located in places that are convenient for them. This was best demonstrated in Dayton, Kentucky.

The City of Dayton had been without a bank of its own for several years. When every other bank in Northern Kentucky passed on Dayton, we did not. In July of 2001, we opened our 16th Northern Kentucky office to serve the residents and businesses of Dayton. Now that's a commitment to customers.

In addition, we also opened a new location inside the Remke Market in the Newport Plaza Shopping Center. This newest location allows us to service our customers in the central and southern Newport area.

Now that we've expanded our presence in Boone, Campbell, Kenton and Grant Counties, our next goal is to begin "filling in" these areas with offices that will make banking with us even more convenient.

COMMITMENT
TO TECHNOLOGY



We also realize that demonstrating commitment goes beyond conveniently located offices. It also means allowing our customers to conduct their banking at times that fit their hectic and productive lifestyles. This is best accomplished by improving the technology we use to serve our customers.

We expanded our ATM network last year and now have 28 locations that will allow our customers to transact their banking business throughout the entire Northern Kentucky area.

By the time you read this annual report, our newly revamped website will be up and running. With improved functionality, more logical navigation and an eye-catching design, we're sure you'll find it a useful tool in your daily banking routine. If you haven't already, check it out at www.bankofky.com.

All you need is a computer with Internet access and you can check your account balances, view your transaction history, transfer between accounts, pay bills, receive stock quotes, even change passwords, 24 hours a day, seven days a week.

COMMITMENT
TO DREAMS


HOUSE
FOR
SALE

Commitment to customers also means helping them to fulfill their dreams. The people and products of our Mortgage Lending Department exemplify this extremely well.

Our mortgage loans officers are always available to assist loan applicants as they wade through all of the paperwork that's necessary in helping them determine exactly how much home they can afford.

With 11 rate cuts during 2001, rates for home loans were at levels not seen in decades. Couple this with a variety of mortgage products to fit most lending needs, and it became obvious how The Bank of Kentucky was able to help more than 700 Northern Kentucky families achieve the Great American Dream of home ownership last year.

COMMITMENT
TO OUR COMMUNITY

Our commitment to customers and shareholders also extends into the communities in which they live – the communities in which *we* live. We are convinced that by becoming vital and contributing members of our communities, we will form bonds and create relationships that last for generations.

One of the primary ways we contribute to our communities is through our status as one of the major employers and economic drivers in Northern Kentucky. Employees of The Bank of Kentucky earned more than $5.4 million in salary and benefits in 2001. We also spent another $6.4 million in operating expenses supporting other Northern Kentucky area businesses and organizations.

EDUCATION IS A KEY

Another important way to demonstrate our commitment to Northern Kentucky is through our support of education. Helping to make higher educational opportunities available to residents of the entire Northern Kentucky area is an accomplishment of which we are extremely proud.

It is that pride and commitment to education that drove us to establish the first Endowed Chair of Education at Northern Kentucky University. In fact, The Bank of Kentucky Endowed Chair of Education is the first endowed chair ever at NKU and will help the University expand its Education Department into its own college – the College of Education.

Through this endowed chair, NKU will be able to attract nationally known and respected talent, specializing in p-12 education, into the Northern Kentucky area, thus reinforcing the University's commitment to provide high quality education for future teachers.

The Bank of Kentucky Endowed Chair in Education was established and approved by the Board of Directors in honor of the Bank's first and current president, Robert. W. Zapp.

NORTHERN KENTUCKY UNIVERSITY™



Thomas More College

Likewise, when Thomas More College was looking to upgrade its Science Department, The Bank of Kentucky was there to meet the challenge.

Having secured a grant from the National Science Foundation to purchase a state-of-the-art telescope, all Thomas More needed was the building in which to house it. Thanks to the hard work by a variety of people, The Bank of Kentucky was able to step forward as the major contributor in funding the construction of the first Observatory in Northern Kentucky. As you'll note in the rendering, The Bank of Kentucky Observatory will feature several telescopes ranging in size from eight inches to sixteen inches in diameter, the latest in laboratories and research facilities and an abundance of meeting and classroom space.

Once completed, The Bank of Kentucky Observatory will serve as an educational resource, for not only Thomas More students, but all students in Boone, Campbell, Kenton and Grant Counties, thus alleviating much of the overcrowding and scheduling conflicts Northern Kentucky residents face when trying to use the Cincinnati Observatory. Construction is due to begin Spring 2002.

DONATING OUR TIME AND TALENT

Probably as important as the dollars we contribute to education is the time and talent our employees donate to a variety of initiatives with our local schools. One example involves Boone County High School. Our staff currently assists these students in operating their own bank on site at the school. Students learn cash handling skills and how to balance a checkbook – skills that will help prepare them for life beyond school.

CIVIC PRIDE

Supporting our community also involves making funds available for civic projects. This was best demonstrated by our involvement with the Bond Anticipation Notes that were issued in conjunction with the Boone County Water Line Project.

Needing an additional supply of fresh water for the growing communities of Burlington and Florence, the Boone/Florence Water Commission began looking for alternate ways to increase the water supply.

After months of analysis, it became apparent the best solution was to dig and build a pipeline 30 feet under the Ohio River connecting a City of Cincinnati Water Treatment Plant directly into Northern Kentucky. No small task, by any measure.

The Bank of Kentucky was a primary driver in moving the project from concept into reality by providing more than $5.5 million in bond anticipation financing to pay for such items as the preliminary analysis, design and engineering work, legal fees, accounting fees, etc.

The project is now well underway and the entire Boone County area anticipates its completion.



SERVING ALL OF NORTHERN KENTUCKY

Commitment...it's not only a powerful word, it's a powerful idea. We hope after reading The Bank of Kentucky's 2001 Annual Report, you'll note that commitment is something we demonstrate each and every day. We truly believe that only through our commitment to our customers, shareholders and communities can we build a successful financial institution that serves the entire Northern Kentucky area.

FINANCIAL STATEMENTS

December 31, 2001, 2000 & 1999

THE BANK OF KENTUCKY

MANAGEMENT'S DISCUSSION and ANALYSIS of FINANCIAL CONDITION and THE RESULTS of OPERATION

General

The business of The Bank of Kentucky Financial Corporation (BKFC or the Corporation) consists of holding and administering its interest in The Bank of Kentucky, Inc. (the Bank). BKFC conducts basic banking operations from locations in Boone, Kenton, Campbell, and Grant Counties in Northern Kentucky. The majority of the Corporation's revenue is derived from its loan portfolio. The loan portfolio is diversified and the ability of debtors to repay their loans is not dependent upon any single industry. Commercial or residential real estate or other business and consumer assets secure the majority of BKFC's loans.

On June 14, 2000, BKFC consummated the acquisition of the Fort Thomas Financial Corporation (FTFC) and its wholly owned subsidiary, the Fort Thomas Savings Bank (FTSB). FTFC was merged with and into BKFC and FTSB was merged with and into the Bank. The combination was accounted for as a pooling of interests and the historical financial position and results of operations of the two companies have been combined for financial reporting purposes. FTFC reported its results on a September 30 fiscal year basis. For years prior to 2000, these financial statements combine the historical financial position of FTFC as of September 30 with the historical financial position of the Company as of December 31 and combine FTFC's results of operations for the years ended September 30 with the Company's results of operations for the years ended December 31. Dividends per share are the Company's historical dividends.

Financial Condition

Total assets at December 31, 2001 were $507,262,000 compared to $470,129,000 at December 31, 2000, an increase of $37,133,000 (7.9%). This increase was primarily due to a $26,952,000 (7.1%) increase in net loans from $380,275,000 at December 31, 2000 to $407,228,000 at December 31, 2001. The loan growth was fueled by a $28,598,000 (121.3%) increase in construction loans from $23,586,000 at December 31, 2000 to $52,184,000 at December 31, 2001. This was partially offset by a decrease in residential loans outstanding of $8,519,000 (5.7%) from $150,222,000 at December 31, 2000 to $141,703,000 at December 31, 2001. The decrease in residential real estate was due to a large amount of refinancing done in the secondary market. At year end 2001, the Company has $5,509,000 of loans held for sale. These loans have been committed for sale, service released and were delivered shortly after year end. The asset growth was funded by an increase in deposits of $22,462,000 (5.7%), from $393,721,000 at December 31, 2000 to $416,183,000 at December 31, 2001 and an increase in short term borrowings of $13,700,000 (108.4%), from $12,643,000 at December 31, 2000 to $26,343,000 at December 31, 2001.

Results of Operations

Summary

Net income was $7,069,000 for the year ended December 31, 2001 compared to $4,213,000 in 2000, an increase of $2,856,000 (67.8%). Last year's earnings reflect restructuring and merger related expenses incurred, which aggregated to $1,500,000 net of taxes. Net income for the year ended December 31, 2000 decreased $1,521,000 (26.5%) from the $5,734,000 recorded in 1999, again due primarily to the restructuring and merger expenses. Absent those expenses, net income for 2001 increased $1,356,000 (23.7%) and $1,335,000 (23.3%) over net income for 2000 and 1999.

Net Interest Income

Net interest income grew to $18,668,000 in 2001, an increase of $1,436,000 (8.3%) over the $17,232,000 earned in 2000. The increase was driven by volume, with average earning assets and average interest-bearing liabilities growing by 7.5% and 8.7% respectively. The net interest margin increased to 4.22% in 2001 from 4.19% in 2000 due to a 15.8% decrease in cost of funds compared to a 7.4% decrease in yield on earning assets. Net interest income in 2000 increased $1,463,000 (9.3%) over the $15,769,000 earned in 1999. The increase was, also, driven by volume, with average earning assets and average interest-bearing liabilities growing by 11.8% and 9.9%, respectively. The impact of this growth was partially offset by a decrease in the net interest margin to 4.19% for 2000 compared to 4.28% for 1999.

Provision for Loan Losses

The provision for loan losses was $781,000 for the year ended December 31, 2001 compared to $1,143,000 for 2000. Last year's higher provision reflects the increase in non performing loans following the acquisition of FTSB and management's judgment that the allowance needed to be increased. The remainder of the decrease was in response to lower net charge offs during 2001. Net charge-offs for 2001 decreased to $343,000 compared to $524,000 in 2000. Total non-accrual loans and loans past due 90 days or more decreased to $3,153,000 (.77% of loans outstanding) at December 31, 2001 compared to $4,989,000 (1.30% of loans outstanding) at year end 2000. The provision for loan losses was $1,143,000 for the year ended December 31, 2000 compared to $687,000 for 1999. As discussed above, a portion of that increase can be attributed to increasing

FTSB's allowance to the level determined to be needed by Bank management. The remainder of the increase was in response to higher net charge offs and to maintain the allowance at the level indicated as needed by management's quarterly analysis. Net charge-offs for 2000 increased to $524,000 compared to $327,000 in 1999. Total non-accrual loans and loans past due 90 days or more increased to $4,989,000 (1.30% of loans outstanding) at December 31, 2000 compared to $3,533,000 (1.06% of loans outstanding) at December 31, 1999.

The allowance is maintained at an amount management believes sufficient to absorb probable incurred losses in the loan portfolio. Monitoring loan quality and maintaining an adequate allowance is an ongoing process overseen by senior management and the loan review function.

On at least a quarterly basis, a formal analysis of the adequacy of the allowance is prepared and reviewed by management and the Board of Directors. This analysis serves as a point in time assessment of the level of the allowance and serves as a basis for provisions for loan losses. The loan quality monitoring process includes assigning loan grades and the use of a watch list to identify loans of concern.

The analysis of the allowance for loan losses includes the allocation of specific amounts of the allowance to individual problem loans, generally based on an analysis of the collateral securing those loans. Portions of the allowance are also allocated to loan portfolios, based upon a variety of factors including, historical loss history experience, trends in the type and volume of the loan portfolios, trends in delinquent and non-performing loans, and economic trends affecting our market. These components are added together and compared to the balance of our allowance at the evaluation date.

Non-interest Income

Total non-interest income increased by $1,496,000 (52.5%) to $4,346,000 for 2001, compared to $2,850,000 for 2000. Interest rate decreases fueled mortgage refinancing activity and increased gains on sales of real estate loans in the secondary market. These gains increased $768,000 (310.8%) to $1,015,000 in 2001, compared to $247,000 for 2000. This income results from the sale, service released, of fixed rate residential real estate mortgage loans. During 2001, the principal balance of loans originated for sale significantly increased due to the low rate environment to $89.6 million, compared to $18.7 million in 2000. Service charges on deposits increased $345,000 (21.4%) to $1,959,000 for 2001, compared to $1,614,000 for 2000. This was due to both an increase in the service charge assessed on deposit accounts and an increase in the number of accounts. Trust fee income, part of other noninterest income, increased $115,000 (565.5%) to $135,000 for 2001, compared to $20,000 for 2000. This was the first full year of operations for the trust department, which was started in the first quarter of 2000. Gains from the sale of investments, were $93,000 in 2001 compared to $0 for 2000. Other fees increased $170,000 (17.5%) to $1,144,000 for 2001, compared to $974,000 for 2000. Increases in debit card interchange fees and letter of credit fees accounted for $102,000 of the increase.

Total noninterest income increased $279,000 (10.9%) to $2,850,000 for 2000, compared to $2,571,000 for 1999. Service charges on deposits increased to $203,000 (14.4%) to $1,614,000 for 2000, compared to $1,411,000 for 1999. This was due to both an increase in the service charge assessed on deposit accounts and an increase in the number of accounts. Increases in service charges on deposits and other non-interest income were offset by a decrease in gains on the sales of loans in the secondary market. Interest rate increases slowed mortgage refinancing activity and adversely affected gains on sales of real estate loans in the secondary market with a decrease of $132,000 (34.8%) to $247,000 in 2000, compared to $379,000 for 1999. Other fees increased $208,000 (26.6%) to $989,000 for 2000, compared to $781,000 for 1999. Increases in debit card fees and ATM surcharge fees accounted for $153,000 of the increase, partially offset by a $19,000 decrease in fees from the sale of SBA loans.

Non-interest Expense

Non-interest expense decreased $893,000 (7.0%) to $11,854,000 for 2001, compared to $12,747,000 in 2000. Most of the decrease was related to last years restructuring and merger and acquisition expenses related to the Fort Thomas acquisition of $1,993,000. This was partially offset by a $460,000 increase in salaries and employee benefits to $5,475,000 for 2001, compared to $5,015,000 for 2000. This was due to increased staffing associated with two additional branch locations opened in 2001 and annual merit increases. Computer service expense increased $142,000 to $857,000 for 2001, compared to $715,000 for 2000. The increase was due to data processing associated with trust processing and increased data communication expense associated with the upgrading of data communication links between the main office and the branches. Other operating expenses increased $441,000 (14.3%) to $3,521,000 for 2001, compared $3,080,000 for 2000. Bank shares tax and deposit tax accounted for $174,000 of the increase. ATM expenses increased $148,000 due to two additional machines and a large increase in the rates to service the machines. Advertising expense increased $62,000 in 2001 due to a more aggressive marketing campaign and the opening of two new branches.

Noninterest expense increased $3,113,000 (32.3%) to $12,747,000 for 2000, compared to $9,634,000 in 1999. Two thirds of the increase was due to restructuring and merger and acquisition expenses related to the Fort Thomas acquisition. Occupancy and equipment expense, driven by additional locations and technology investments, increased $210,000 (12.1%) to $1,944,000 for 2000, compared to $1,734,000 in 1999. Higher rental expense associated with one new branch opening in the fourth quarter and rental increases at existing branch locations accounted for $101,000 (48.1%) of the increase. Depreciation expenses, both leasehold and bank building, associated with the new branch locations accounted for $33,000 (15.8%) of the increase. The Bank continued to upgrade and replace personal computers and software, which resulted in higher equipment depreciation expense which generated $84,000 (40.0%) of the increase. Salary and benefit expense for 2000 was $5,015,000 compared to $4,705,000 for 1999, an increase of $310,000 (6.6%). Staffing expenses associated with the opening of two new branches and annual merit increases accounted for most of the increase. Other operating expenses increased $537,000 (21.1%) to $3,080,000 for 2000, compared to $2,543,000 for 1999. ATM expenses accounted for $107,000 (19.9%) of the increase resulting from the expansion of the ATM network. Checkbook expenses accounted for $53,000 (9.9%) of the increase due to reissue of checks as a result of the merger. Donation expenses increased $60,000 (260.9%) to $83,000 for 2000 compared to $23,000 for 1999.

Tax Expense

Federal income tax expense increased $1,331,000 (67.3%) to $3,310,000 for 2001 compared to $1,979,000 for 2000, due primarily to an increase in earnings. The effective tax rate remained 32.0% for 2001.

Federal income tax expense decreased $306,000 (13.4%) to $1,979,000 for 2000 compared to $2,285,000 for 1999, due primarily to a decrease in earnings partially offset by a higher effective tax rate of 32.0% for 2000 compared to 28.5% for 1999. The higher effective tax rate was due to non-deductible merger and acquisition expenses of $543,000 and not having the $287,000 tax credit received in 1999 for the restoration of a historic building for a branch site in the inner city.

Asset/Liability Management and Market Risk

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to interest rate risk, exchange rate risk, equity price risk and commodity price risk. The Bank does not maintain a trading account for any class of financial instrument and is not currently subject to foreign currency exchange rate risk, equity price risk or commodity price risk. The Bank's market risk is composed primarily of interest rate risk.

BKFC engages in a formal process of measuring and defining the amount of interest rate risk it assumes. Interest rate risk is the potential for economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and /or a decline in fair market values. Interest rate risk results from the fact that the interest sensitive assets and liabilities can adjust their rates at different times and by different amounts. The goal of asset/liability management is to maintain a high, yet stable, net interest margin and to manage the effect that changes in market interest rates will have on net interest income. A common measure of interest rate risk is interest rate "gap" measurement. The gap is the difference, in dollars, between the amount of interest-earning assets and interest-bearing liabilities that will reprice within a certain time frame. Repricing can occur when an asset or liability matures or, if an adjustable rate instrument, when it can be adjusted. Typically, the measurement will focus on the interest rate gap position over the next twelve months. An institution is said to have a negative gap position when more interest-bearing liabilities reprice within a certain period than do interest-earning assets. Interest rate gap is considered an indicator of the effect that changing rates may have on net interest income. Generally, an institution with a negative gap will benefit from declining market interest rates and be negatively impacted by rising interest rates.

At December 31, 2001, BKFC's twelve-month interest rate gap position was negative. Over the succeeding twelve months, interest rate sensitive liabilities exceed interest rate sensitive assets by $93,528,000 (20.2% of interest earning assets). At December 31, 2000 the one year interest rate gap was negative $62,713,000 (14.5% of interest earning assets). An assumption contributing to this result is that all NOW and savings accounts can be changed within one year if market rates change. These instruments are not tied to specific indices and are only influenced by market conditions and other factors. Accordingly, a general movement in interest rates may not have any immediate effect on the

The table below provides information about the quantitative market risk of interest sensitive instruments at December 31, 2001 (dollars in thousands) and shows the contractually projected maturities, and related average interest rates, for each of the next five years and thereafter:

Maturing in:	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
Assets								
Fixed Securities	9,596	5,648	5,321	15,140	12,683	6,391	54,779	55,113
Average Interest Rate	3.98%	4.56%	5.14%	4.72%	5.62%	5.30%	4.89%	
FHLB Stock	3,590	-	-	-	-	-	3,590	3,590
Average Interest Rate	6.70%	-	-	-	-	-	-	-
Fixed Rate Loans	25,219	7,529	6,267	6,841	4,773	118	50,747	52,125
Average Interest Rate	8.42%	8.61%	8.09%	8.69%	8.94%	16.15%	-	-
Variable Rate Loans	231,271	37,202	68,293	25,151	19	1,595	363,531	369,796
Average Interest Rate	6.37%	8.51%	7.22%	7.39%	5.50%	9.84%	-	-
Liabilities								
Savings, NOW, MMA	192,658	-	-	-	-	-	192,658	192,658
Average Interest Rate	1.77%	-	-	-	-	-	-	-
CD's and IRA's	139,543	19,655	3,797	3,120	1,544	103	167,762	170,521
Average Interest Rate	5.13%	4.66%	5.40%	5.84%	5.99%	6.08%	-	-
Borrowings	26,343	-	-	-	-	-	26,343	26,343
Average Interest Rate	1.94%	-	-	-	-	-	-	-
Notes Payable	-	-	-	-	-	9,449	9,449	9,696
Average Interest Rate	-	-	-	-	-	4.17%	-	-

rates paid on those deposit accounts. BKFC's asset/liability management policy establishes guidelines governing the amount of interest rate risk the Corporation wishes to assume, and management continually monitors BKFC's gap position and other key indicators.

Liquidity and Capital Resources

Liquidity refers to the availability of funds to meet deposit withdrawals, fund loan commitments and pay expenses. During 2001, BKFC funded its loan growth with deposits and short-term borrowings. At December 31, 2001, BKFC's customers have available $82,269,000 in unused lines and letters of credit, and BKFC has further extended loan commitments totaling $14,512,000. Historically many such commitments have expired without being drawn and, accordingly, do not represent future cash commitments. If needed, BKFC has the ability to borrow term and overnight funds from the Federal Home Loan Bank or other financial intermediaries. Further, BKFC has $35,164,000 of securities designated as available-for-sale and an additional $5,568,000 of held-to-maturity securities that mature within one year that can serve as sources of funds. Management is satisfied that BKFC's liquidity is sufficient at December 31, 2001 to meet known and potential obligations.

Both BKFC and the Bank are required to comply with capital requirements promulgated by their primary regulators. These regulations and other regulatory requirements limit the amount of dividends that may be paid by the Bank to BKFC and by BKFC to its shareholders. In 2001 BKFC paid cash dividends of $.10 per share totaling $609,000.

The FDIC has issued regulations that relate a bank's deposit insurance assessment and certain aspects of its operations to specified capital levels. A "well-capitalized" bank, one with a leverage ratio of 5% or more and a total risk-based capital ratio of 10% or more, and no particular areas of supervisory concern, pays the lowest premium and is subject to the fewest restrictions.

The Bank's capital levels and ratios well exceed the regulatory definitions of well-capitalized institutions. At December 31, 2001 BKFC's leverage and total risk-based capital ratios were 10.5% and 12.1%, respectively, which exceed all required ratios established for bank holding companies.

DESCRIPTION of BUSINESS

December 31, 2001

The Bank of Kentucky Financial Corporation (BKFC) was incorporated as a Kentucky corporation in 1993, for the purpose of becoming a bank holding company. BKFC engaged in no business activities until April 1, 1995, when it acquired all of the outstanding stock of The Bank of Boone County (BBC) and substantially all of the stock of Burnett Federal Savings Bank (Burnett) in a business combination accounted for using the pooling of interests method of accounting for business combinations. Subsequently, on October 1, 1995, Burnett merged with and into BBC and the resulting entity changed its name to The Bank of Kentucky (The Bank).

BKFC's activities have been limited primarily to administering its ownership in The Bank. The Bank is engaged in the commercial banking business and provides a variety of community-oriented consumer and commercial financial services to customers in Northern Kentucky. The principal business activity of The Bank consists of accepting consumer and commercial deposits and using such deposits to fund residential and non-residential real estate loans and, to a lesser extent, commercial, consumer and other loans. The majority of The Bank's revenue is interest and fees from its loan portfolio and the majority of its expense is interest paid on deposits.

BKFC is subject to regulation, supervision and examination by the Board of Governors of the Federal Reserve System. The Bank is subject to regulation, supervision and examination by the Department of Financial Institutions of the Commonwealth of Kentucky and by the Federal Deposit Insurance Corporation.

SELECTED FINANCIAL DATA

The following is a summary of selected consolidated financial data for The Bank of Kentucky Financial Corporation for the five years ended December 31, 2001. The summary should be read in conjunction with the Financial Statements and Notes to Consolidated Financial Statements.

(Dollars In Thousands Except Per Share Amounts) (a)	For Year Ended December 31st 2001	2000	1999	1998	1997
Earnings					
Total Interest Income	$ 36,083	$ 36,247	$ 30,741	$ 28,805	$ 25,217
Total Interest Expense	17,415	19,015	14,972	14,371	12,456
Net Interest Income	**18,668**	**17,232**	**15,769**	**14,434**	**12,761**
Provision for Loan Losses	781	1,143	687	870	489
Noninterest Income	4,346	2,850	2,571	2,581	1,581
Noninterest Expense	11,854	12,747	9,634	8,600	7,615
Income Before Income Taxes	**10,379**	**6,192**	**8,019**	**7,545**	**6,238**
Federal Income Taxes	3,310	1,979	2,285	2,490	2,082
Net Income	**$ 7,069**	**$ 4,213**	**$ 5,734**	**$ 5,055**	**$ 4,156**
Per Common Share Data					
Basic Earnings	$1.16	$0.69	$0.94	$0.83	$0.62
Diluted Earnings	1.15	0.68	0.93	0.83	0.62
Dividends Paid (b)	0.10	0.08	0.04	0.03	0.03
Balances at December 31					
Total Investment Securities	$ 52,298	$ 52,373	$ 56,803	$ 52,079	$ 36,362
Total Loans	411,472	384,081	333,449	301,334	270,422
Allowance for Loan Losses	4,244	3,806	3,257	2,897	2,554
Total Assets	507,262	470,129	422,259	384,378	328,722
Noninterest Bearing Deposits	55,763	52,253	49,678	39,916	31,638
Interest Bearing Deposits	360,420	341,468	293,910	280,793	239,427
Total Deposits	416,183	393,721	343,588	320,709	271,065
Total Shareholders' Equity	51,521	47,777	42,584	37,161	36,113
Other Statistical Information					
Return on Average Assets	1.48%	0.95%	1.45%	1.43%	1.37%
Return on Average Equity	14.05%	9.63%	14.56%	13.08%	12.20%
Dividend Payout Ratio (b)	8.62%	11.59%	4.26%	3.61%	4.84%
Capital Ratios at December 31					
Total Equity to Total Assets	10.16%	10.16%	10.08%	9.67%	10.99%
Tier 1 Leverage Ratio	9.91%	10.12%	10.73%	10.50%	10.77%
Tier 1 Capital to Risk-Weighted Assets	10.62%	11.39%	12.25%	13.67%	14.53%
Total Risk-Based Capital to Risk-Weighted Assets	11.54%	12.32%	13.19%	14.74%	15.59%
Loan Quality Ratios at December 31					
Allowance for Loan Losses To Total Loans	1.02%	0.99%	0.98%	0.96%	0.94%
Allowance for Loan Losses To Nonperforming Loans	136.33%	76.29%	92.19%	73.47%	119.23%
Net Charge-Offs to Average Net Loans	0.09%	0.15%	0.10%	0.18%	0.02%

(a) Financial Data reflects a combination accounted for as a pooling of interest. See Management's Discussion and Analysis of Financial Condition and The Results of Operation-General.

(b) Dividends per share are the Company's historical dividends.

REPORT of INDEPENDENT AUDITORS

CROWE CHIZEK

Board of Directors and Shareholders
The Bank of Kentucky Financial Corporation
Florence, Kentucky

We have audited the accompanying consolidated balance sheets of The Bank of Kentucky Financial Corporation as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

The consolidated statements of income, changes in shareholders equity, and cash flows for the year ended December 31, 1999 have been restated to reflect the Fort Thomas Financial Corporation and The Bank of Kentucky Financial Corporation pooling of interests, as described in Note 1. We did not audit the separate 1999 financial statements of Fort Thomas Financial Corporation, which statements reflect (in thousands) net income of $1,020 for 1999. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Fort Thomas Financial Corporation for 1999, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Bank of Kentucky Financial Corporation as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with auditing standards generally accepted in the United States of America.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP
Indianapolis, Indiana
January 24, 2002

CONSOLIDATED BALANCE SHEETS

(Dollar amounts in thousands, except per share amounts)

	2001	2000
ASSETS		
Cash and due from banks	$ 24,225	$ 22,248
Federal funds sold	2,481	-
Total cash and cash equivalents	**26,706**	**22,248**
Available-for-sale securities	35,164	22,633
Held-to-maturity securities		
(Fair value of $17,468 and $29,656)	17,134	29,740
Loans held for sale	5,509	-
Loans, net of allowance ($4,244 and $3,806)	407,228	380,275
Premises and equipment – net	6,081	6,223
Federal Home Loan Bank stock, at cost	3,590	3,359
Accrued interest receivable and other assets	5,850	5,651
	507,262	**470,129**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Deposits		
Non interest-bearing deposits	$ 55,763	$ 52,253
Interest-bearing deposits	360,420	341,468
Total deposits	**416,183**	**393,721**
Short-term borrowings	26,343	12,643
Notes payable	9,449	12,174
Accrued expenses and other liabilities	3,766	3,814
	455,741	**422,352**
Shareholders' equity		
Common stock, no par value, 15,000,000 shares authorized,		
5,994,595 (2001) and 6,156,917 (2000) shares issued	3,098	3,098
Additional paid-in capital	11,313	14,538
Retained earnings	36,906	30,446
Unearned compensation	-	(335)
Accumulated other comprehensive income	204	30
	51,521	**47,777**
	$507,262	**$470,129**

*see accompanying notes

CONSOLIDATED STATEMENTS of INCOME

(Dollar amounts in thousands, except per share amounts)
Years ending December 31, 2001, 2000 & 1999

	2001	2000	1999
Interest income			
Loans, including related fees	$ 32,773	$ 32,742	$ 27,437
Securities			
Taxable	2,230	2,638	2,334
Tax exempt	495	513	441
Other	585	354	529
	36,083	36,247	30,741
Interest expense			
Deposits	16,561	16,371	13,527
Borrowings	854	2,644	1,445
	17,415	19,015	14,972
Net interest income	18,668	17,232	15,769
Provision for loan losses	781	1,143	687
Net interest income after provision for loan losses	17,887	16,089	15,082
Noninterest income			
Service charges and fees	1,959	1,614	1,411
Gain on sale of real estate loans	1,015	247	379
Gain on sale of securities	93	-	-
Other	1,279	989	781
	4,346	2,850	2,571
Noninterest expense			
Salaries and employee benefits	5,475	5,015	4,705
Occupancy and equipment	2,001	1,944	1,734
Data processing	857	715	652
Restructuring charges	-	1,450	-
Merger and acquisition	-	543	-
Other	3,521	3,080	2,543
	11,854	12,747	9,634
Income before income taxes	10,379	6,192	8,019
Federal income taxes	3,310	1,979	2,285
Net income	$ 7,069	$ 4,213	$ 5,734
Per share data			
Earnings per share	$ 1.16	$ .69	$ .94
Earnings per share, assuming dilution	$ 1.15	$ .68	$ .93

*see accompanying notes

CONSOLIDATED STATEMENTS of CHANGES in SHAREHOLDERS' EQUITY

(Dollar amounts in thousands, except per share amounts)
Years ending December 31, 2001, 2000 & 1999

	Shares	Common Stock	Additional Paid-in Capital	Unearned Compensation	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance January 1, 1999	**4,060,068**	**$ 2,972**	**$ 13,904**	**$ (1,048)**	**$ 21,305**	**$ 28**	**$ 37,161**
Comprehensive income							
Net income	-	-	-	-	5,734	-	5,734
Change in net unrealized							
gain (loss), net of tax	-	-	-	-	-	(266)	(266)
Total comprehensive income							**5,468**
Cash dividends – $.04 per share	-	-	-	-	(580)	-	(580)
Stock split	2,030,025	-	-	-	-	-	-
Exercise of stock options	14,685	126	111	-	-	-	237
Benefit plan amortization	-	-	65	233	-	-	298
Balance December 31, 1999	**6,104,778**	**3,098**	**14,080**	**(815)**	**26,459**	**(238)**	**42,584**
Comprehensive income							
Net income	-	-	-	-	4,213	-	4,213
Change in net unrealized							
gain (loss), net of tax	-	-	-	-	-	268	268
Total comprehensive income							**4,481**
Cash dividends – $.08 per share	-	-	-	-	(458)	-	(458)
Benefit plan amortization	-	-	23	83	-	-	106
Exercise of stock options	55,525	-	710	-	-	-	710
Payment for fractional							
and dissenting shares	(3,386)	-	(94)	-	-	-	(94)
Adjustments related to merger	-	-	(181)	397	232	-	448
Balance December 31, 2000	**6,156,917**	**3,098**	**14,538**	**(335)**	**30,446**	**30**	**47,777**
Comprehensive income							
Net income	-	-	-	-	7,069	-	7,069
Change in net unrealized							
gain (loss), net of tax	-	-	-	-	-	174	174
Total comprehensive income	-	-	-	-	-	-	**7,243**
Cash dividends – $.10 per share	-	-	-	-	(609)	-	(609)
Termination of ESOP	-	-	123	335	-	-	458
Exercise of stock options	1,508	-	15	-	-	-	15
Repurchase and retirement							
of common shares	(163,830)	-	(3,363)	-	-	-	(3,363)
Balance December 31, 2001	**5,994,595**	**$ 3,098**	**$ 11,313**	**$ -**	**$ 36,906**	**$ 204**	**$ 51,521**

*see accompanying notes

CONSOLIDATED STATEMENTS of CASH FLOWS

(Dollar amounts in thousands, except per share amounts)
Years ending December 31, 2001, 2000 & 1999

	2001	2000	1999
Cash flows from operating activities			
Net income	$ 7,069	$ 4,213	$ 5,734
Adjustments related to merger	-	448	-
Adjustments to reconcile net income to net			
cash from operating activities			
Benefit plan amortization	458	106	360
Depreciation	684	692	578
Net accretion on securities	(251)	(40)	(2)
Provision for loan losses	781	1,143	687
Federal Home Loan Bank stock dividend	(231)	(252)	(210)
Securities gains	(93)	-	-
Change in assets and liabilities			
Loans held for sale	(5,509)	-	-
Accrued interest receivable and other assets	(284)	912	(880)
Accrued expenses and other liabilities	(48)	664	98
Net cash from operating activities	**2,576**	**7,886**	**6,365**
Cash flows from investing activities			
Net change in interest-bearing deposits with banks	-	1,000	(578)
Proceeds from maturities and principal reductions			
of held-to-maturity securities	17,156	6,707	11,752
Purchase of held-to-maturity securities	(4,298)	(3,476)	(10,672)
Proceeds from maturities and sales of available-for-sale securities	26,566	4,144	6,625
Purchase of available-for-sale securities	(38,742)	(2,500)	(12,830)
Loans made to customers, net of principal collections thereon	(27,734)	(51,226)	(32,521)
Property and equipment expenditures, net	(542)	(1,847)	(1,398)
Net cash from investing activities	**(27,594)**	**(47,198)**	**(39,622)**
Cash flows from financing activities			
Net change in deposits	22,462	50,133	22,879
Net change in short-term borrowings	13,700	(7,802)	8,297
Draws on notes payable	5,000	-	5,750
Payments on notes payable	(7,725)	(318)	(4,560)
Dividends paid on common stock	(609)	(458)	(580)
Fractional and dissenting shares redeemed	-	(94)	-
Stocks repurchase and retirement, net	(3,363)	-	-
Proceeds from exercise of stock options	11	692	160
Net cash from financing activities	**29,476**	**42,153**	**31,946**
Net change in cash and cash equivalents	**4,458**	**2,841**	**(1,311)**
Cash and cash equivalents at beginning of year	22,248	19,407	20,718
Cash and cash equivalents at end of year	**$ 26,706**	**$ 22,248**	**$ 19,407**
Cash paid for interest	$ 17,284	$ 18,578	$ 14,980
Cash paid for income taxes	3,597	2,041	2,156

*see accompanying notes

NOTE 1 – Summary of Significant Accounting Policies

(Dollar amounts in thousands, except per share amounts)

Basis of Presentation

The consolidated financial statements include the accounts of The Bank of Kentucky Financial Corporation (the Company) and its wholly owned subsidiary, The Bank of Kentucky (the Bank). Intercompany transactions are eliminated in consolidation.

Business Combination

On June 14, 2000, the Company consummated the acquisition of the Fort Thomas Financial Corporation (FTFC) and its wholly owned subsidiary, the Fort Thomas Savings Bank (FTSB). FTFC was merged with and into the Company and FTSB was merged with and into the Bank. Upon consummation, 865,592 shares of the Company were issued for substantially all of the outstanding shares of FTFC. The combination was accounted for as a pooling of interests and the historical financial position and results of operations of the two companies have been combined for financial reporting purposes. FTFC reported its results on a September 30 fiscal year basis. These financial statements combine the historical financial position of FTFC as of September 30, 2000 with the historical financial position of the Company as of December 31, 2000. The Company's statements of income combine FTFC's results of operations for the year ended September 30, 1999 with the Company's results of operations for the year ended December 31, 1999. FTFC's results of operations for the three months ended December 31, 1999 are not included in these financial statements. Net interest income and net income for that period were $923 and $232. Net income for that quarter, combined with $216 in dividends paid on unawarded FTFC management recognition plan shares that were returned to the Company upon consummation of the transaction, are reflected in the consolidated statements of changes in shareholders' equity and cash flows as a $448 "adjustment related to the merger." Dividends per share are the Company's historical dividends. The following table presents the combination of the operating results for the 1999 period included in these financial statements:

	Company	FTFC	Combined
1999			
Net interest income	$ 11,938	$ 3,831	$ 15,769
Net income	4,714	1,020	5,734

Description of Business

The Company provides financial services through its subsidiary which operates primarily in Boone, Campbell, Grant and Kenton counties in northern Kentucky. Operations consist of generating commercial, mortgage and consumer loans and accepting deposits from customers. The loan portfolio is diversified and the ability of debtors to repay loans is not dependent upon any single industry. The majority of the institution's loans are secured by specific items of collateral including business assets, real property and consumer assets.

Use of Estimates

To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses and the fair values of financial instruments are particularly subject to change.

Securities

Securities are classified as held-to-maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Available-for-sale securities are classified as available-for-sale when they might be sold before maturity. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Other securities such as Federal Home Loan Bank stock are carried at cost.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans

Loans are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. The Bank originates loans for sale, service released, to secondary market brokers. Loans held for

NOTE 1 – Summary of Significant Accounting Policies
(Dollar amounts in thousands, except per share amounts)

sale at year-end 2001 are loans which have been closed and are awaiting delivery to these brokers. They are reported at the lower of cost or market, on an aggregate basis.

Interest income is reported on the interest method and include amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are significantly past due. Payments received on such loans are reported as principal reductions.

Allowance for Loan Losses
The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations, and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Repurchase Agreements
Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Stock Compensation
Employee compensation expense under stock option plans is reported if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are shown using the fair value method to measure expense using an option pricing model to estimate fair value.

Premises and Equipment
Premises and equipment are stated at cost less accumulated depreciation. Premises and equipment are depreciated on the straight-line and declining-balance methods over the estimated useful lives of the assets.

Other Real Estate
Other real estate acquired through foreclosure is carried at the lower of cost (fair value at foreclosure) or fair value less estimated selling costs. Expenses incurred in carrying other real estate are charged to operations as incurred.

Restructuring Charges
Restructuring charges relate to severance benefits for three former FTFC executives and penalties associated with the early termination of data processing and equipment lease contracts associated with FTFC's operations. On June 14, 2000, the effective date of the merger, the Company executed severance agreements with three senior executives of FTFC. These agreements call for monthly cash payments, beginning July 2000 and the continuation of certain benefits for 36 months. This obligation, approximately $1,200 was accrued at that time. The balance of the $1,450 in identified restructuring charges relates to a penalty associated with the early termination of FTFC's data processing service agreement, effective June 24, 2001.

Income Taxes
Income tax expense is the amount of taxes payable for the current year plus or minus the change in deferred taxes. Deferred tax liabilities and assets are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. Recognition of deferred

tax assets is limited by the establishment of a valuation allowance unless management concludes that they are more likely than not to result in future tax benefits to the Company.

Financial Instruments

Financial instruments include credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount of these items represents the exposure to loss, before considering customer collateral or ability to repay.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Cash Flows

Cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. The Company reports net cash flows for customer loan and deposit transactions, and interest-bearing balances with banks and short-term borrowings with maturities of 90 days or less.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

Dividend Restriction

Banking regulations require the maintenance of certain capital levels and may limit the amount of dividends which may be paid by the Bank to the Company or by the Company to its shareholders.

Long-term Assets

These assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

Share Data

Earnings, dividends and stock option related per share data are restated for the effect of stock splits and dividends. Outstanding share data is not restated.

Industry Segment

Internal financial information is reported and aggregated in one line of business, banking.

New Accounting Pronouncements

New accounting standards require all business combinations to be recorded using the purchase method of accounting for any transaction initiated after June 30, 2001. Under the purchase method, all identifiable tangible and intangible assets and liabilities of the acquired company must be recorded at fair value at date of acquisition, and the excess of cost over fair value of net assets acquired is recorded as goodwill. Identifiable intangible assets must be separated from goodwill. Identifiable intangible assets with finite useful lives will be amortized under the new standard, whereas goodwill, both amounts previously recorded and future amounts purchased, will cease being amortized starting in 2002. Annual impairment testing will be required for goodwill with impairment being recorded if the carrying amount of goodwill exceeds its implied fair value. Adoption of this standard on January 1, 2002 will not have a material effect on the Company's financial statements.

NOTE 2 – Securities

(Dollar amounts in thousands, except per share amounts)

The fair value of available for sale securities and the related gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

Available-for-Sale	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2001			
U.S. Government and federal agency	$ 35,164	$ 466	$ (157)
2000			
U.S. Government and federal agency	$ 22,633	$ 86	$ (41)

The carrying amount, unrecognized gains and losses, and fair value of securities held to maturity were as follows:

Held-to-Maturity	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2001				
U.S. Government and federal agency	$ 4,498	$ 133	$ -	$ 4,631
Municipal and other obligations	12,636	209	(8)	12,837
	$ 17,134	$ 342	$ (8)	$ 17,468
2000				
U.S. Government and federal agency	$ 17,960	$ 21	$ (93)	$ 17,888
Municipal and other obligations	11,780	35	(47)	11,768
	$ 29,740	$ 56	$ (140)	$ 29,656

The fair value of debt securities and carrying amount, if different, at year end 2001 by contractual maturity were as follows:

	Available-for-Sale		Held-to-Maturity	
	Amortized Cost	Fair Value	Carrying Value	Fair Value
Due in one year or less	$ 1,501	$ 1,547	$ 5,568	$ 5,635
Due after one year through five years	27,003	27,331	11,461	11,727
Due after five years through ten years	-	-	105	106
Due after ten years	6,351	6,286	-	-
	$ 34,855	$ 35,164	$ 17,134	$17,468

Gross proceeds from sales of available-for-sale securities during 2001 were $9,068. There were no security sales in 2000 and 1999. Gross gains of $93 were realized for 2001. At December 31, 2001 and 2000, securities with a carrying value of $49,163 and $49,724 were pledged to secure public deposits and repurchase agreements.

NOTE 3 – Loans

(Dollar amounts in thousands, except per share amounts)

Year-end loans are as follows:

	2001	2000
Commercial	$ 81,051	$ 73,538
Residential real estate	136,194	150,222
Nonresidential real estate	126,161	116,974
Construction	52,184	23,586
Consumer	14,959	12,661
Municipal obligations	1,443	7,849
Gross loans	**411,992**	**384,830**
Less: Deferred loan origination fees	(520)	(749)
Allowance for loan losses	(4,244)	(3,806)
Net loans	**$ 407,228**	**$ 380,275**

Certain of the Company's directors were loan customers of the Bank. A schedule of the aggregate activity in these loans follows:

Balance, January 1, 2001	$ 13,049
New loans and advances on lines of credit	56,059
Loan reductions	(57,162)
Balance, December 31, 2001	$ 11,746

NOTE 4 – Allowance for Loan Losses

(Dollar amounts in thousands, except per share amounts)

Activity in the allowance for loan losses is as follows:

	2001	2000	1999
Beginning balance	$ 3,806	$ 3,257	$ 2,897
Provision charged to operations	781	1,143	687
Adjustments related to merger	-	(70)	-
Loans charged off	(404)	(598)	(361)
Recoveries	61	74	34
Ending balance	**$ 4,244**	**$ 3,806**	**$ 3,257**
Nonaccrual loans at year end	$ 954	$ 884	$ 2,263
Loans past due over 90 days, still accruing at year end	2,199	4,105	1,270
Average impaired loans during the year	1,785	1,025	309
Interest income recognized during impairment	54	81	15
Interest income received during impairment	54	81	-
Loans designated as impaired at year end	1,639	1,301	786
Allowance allocated to impaired loans at year end	559	250	317

NOTE 5 – Premises & Equipment
(Dollar amounts in thousands, except per share amounts)

Year-end premises and equipment are as follows:

	2001	2000
Land and improvements	$ 1,468	$ 1,468
Leasehold improvements	1,309	1,163
Buildings	3,772	3,726
Furniture, fixtures and equipment	3,851	3,797
Total	10,400	10,154
Accumulated depreciation	(4,319)	(3,931)
Net premises and equipment	$ 6,081	6,223

NOTE 6 – Interest Bearing Deposits
(Dollar amounts in thousands, except per share amounts)

Time deposits of $100 or more were $54,385 and $38,876 at year-end 2001 and 2000. Scheduled maturities of time deposits are as follows:

2002	$ 139,543
2003	19,655
2004	3,797
2005	3,120
2006	1,544
Thereafter	103
	$167,762

Deposits from principal officers, directors and their affiliates at year-end 2001 and 2000 were $17,259 and $13,304, respectively, comprising 4.15% and 3.38% of total deposits at those dates.

NOTE 7 – Borrowings
(Dollar amounts in thousands, except per share amounts)

Short-term borrowings consisted of daily federal funds purchased, short term borrowings from the Federal Home Loan Bank, and retail repurchase agreements of $21,800 and $4,543, and $8,027 and $7,850 at year end 2001 and 2000. Repurchase agreements outstanding at year-end 2001 had remaining maturities ranging from one day up to one year.

Information regarding repurchase agreements for the years ended December 31, 2001 and 2000 is presented below:

	2001	2000
Average balance during the year	$ 4,292	$ 8,242
Maximum month end balance during the year	4,623	12,157
Average rate paid during the year	4.25%	5.51%
Notes payable consist of the following:		
FHLB advances	$ 9,000	$ 11,695
Other notes payable	449	479
	$ 9,449	$ 12,174

The FHLB advances are secured by a blanket pledge of eligible loans and securities and require monthly interest payments. Advances with principal balances of $4,000 and $5,000 are due in full, at maturity, in 2008 and 2003 and bear interest at 4.82% and 3.11%. Other notes payable include a mortgage payable secured by a branch building and a capitalized lease obligation.

NOTE 8 – Employee Benefits

(Dollar amounts in thousands, except per share amounts)

The Bank maintains an employee profit sharing plan covering substantially all employees. Contributions are at the discretion of the Board of Directors. Profit sharing expense totaled $288, $177 and $191 for the years ended December 31, 2001, 2000 and 1999.

FTSB also maintained an Employee Stock Ownership Plan (ESOP) covering, essentially, all full-time employees. The ESOP plan was terminated in 2001. Proceeds from the sale of 17,104 unallocated shares were used to pay off the outstanding ESOP loan which had a principal balance of $335. The remaining 4,724 shares were allocated to the participants.

ESOP expense is based upon the fair value of shares committed to be released to participants during the period and was $123, $76 and $174 in 2001, 2000 and 1999.

FTFC also maintained a stock award plan under which shares were awarded to directors and executive officers. The cost of shares awarded was amortized to expense as the awards vested. Expense recorded in 2000 and 1999 was $30 and $124. Upon consummation of the merger, the remaining unawarded shares, which had an aggregate cost of $398, were retired.

Options to buy stock are granted to directors, officers and employees under the Company's stock option and incentive plan which provide for the issuance of up to 720,000 shares. The specific terms of each option agreement are determined by the Compensation Committee at the date of the grant.

A summary of the Company's stock option activity, and related per share information follows. All data is restated for stock splits.

	2001		2000		1999	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding beginning of year	169,682	$20.25	114,315	$15.82	63,000	$8.59
Granted	59,750	20.66	57,600	29.78	66,000	21.62
Issued in exchange for FTFC options	-	-	12,441	12.54	-	-
Exercised	(1,508)	8.17	(6,135)	12.52	(14,685)	10.88
Forfeited	(7,675)	22.66	(8,539)	18.93	-	-
Outstanding at end of year	**220,249**	**$20.36**	**169,682**	**$20.25**	**114,315**	**$15.82**
Exercisable at end of year	**129,482**	**19.49**	**105,105**	**$19.11**	**41,415**	**$16.57**
Weighted average contractual remaining life	5.41 years		6.63 years		8.7 years	
Weighted average fair value of options granted during the year	$4.11		$8.51		$5.05	

Had compensation cost for stock options been recorded using the fair value method, net income and earnings per share would have been the pro forma amounts indicated below. The pro forma effect may increase in the future if more options are granted.

	2001	2000	1999
Pro forma net income	$ 6,866	$ 4,024	$ 5,615
Pro forma earnings per share	1.13	.66	.92
Pro forma diluted earnings per share	1.11	.65	.91

NOTE 8 – Employee Benefits (continued)

(Dollar amounts in thousands, except per share amounts)

The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date. No assumption is made for expected stock price volatility when, as in the Company's case, stock is not actively traded. With volatility excluded, the option pricing model produces the option's minimum value.

	2001	2000	1999
Risk-free interest rate	4.81%	6.54%	5.30%
Expected option life	5.4 years	5.7 years	5.7 years
Expected stock price volatility	-	-	-
Dividend yield	.48%	.27%	.19%

Proceeds recorded upon exercise of the stock options include cash received from the option holder and the tax benefit derived by the Company. During 2001, 2000 and 1999, proceeds from the exercise of stock options, excluding the FTFC options, totaled $11, $94 and $237. The tax benefit recognized was $4, $18 and $77.

FTFC also had a stock option under which 110,164 options had been granted to directors and executive officers. None had been exercised. Prior to consummation of the merger, 87,494 options were exercised generating proceeds of $616. The remaining 22,670 options for FTFC stock were cancelled and extinguished in exchange for 12,441 options on the Company's stock, of equivalent value.

NOTE 9 – Federal Income Taxes

(Dollar amounts in thousands, except per share amounts)

Federal income taxes consist of the following components:

	2001	2000	1999
Income tax/(benefit)			
Currently payable	$ 3,499	$ 2,259	$ 2,052
Deferred	(189)	(280)	233
	$ 3,310	$ 1,979	$ 2,285

The following is a reconciliation of income tax expense and the amount computed by applying the effective federal income tax rate of 34% to income before income taxes:

	2001	2000	1999
Statutory rate applied to income before income taxes	$ 3,529	$ 2,105	$ 2,727
Tax exempt income	(235)	(203)	(174)
Rehabilitation credit	-	-	(287)
Merger and acquisition expenses	-	184	-
Other	16	(107)	19
	$ 3,310	$ 1,979	$ 2,285

NOTE 9 – Federal Income Taxes (continued)

(Dollar amounts in thousands, except per share amounts)

Year-end deferred tax assets and liabilities were due to the following factors:

	2001	2000
Deferred tax assets from:		
Allowance for loan losses	$ 1,535	$ 1,178
Deferred loan fees	21	22
Premises and equipment	45	33
Benefit plans	194	218
Severance pay	206	343
	2,001	1,794
Deferred tax liabilities for:		
FHLB stock dividends	(532)	(453)
Net unrealized gain on available for sale securities	(105)	(15)
Other	(33)	(94)
	(670)	(562)
Net deferred tax asset	$ 1,331	$ 1,232

NOTE 10 – Earnings Per Share

(Dollar amounts in thousands, except per share amounts)

Earnings per share are computed based upon the weighted average number of shares outstanding during the period which were 6,092,027 for 2001, 6,136,538 for 2000 and 6,088,166 for 1999. Diluted earnings per share are computed assuming that the stock options outstanding are exercised and the proceeds used entirely to reacquire shares at the year's average price. For 2001, 2000 and 1999 this would result in there being an additional 26,299, 25,613 and 83,217 shares outstanding. For 2001 and 2000, 165,884 and 55,950 options were not considered as they were not dilutive.

NOTE 11 – Commitments and Off Balance Sheet Activities

(Dollar amounts in thousands, except per share amounts)

The Bank leases branch facilities and sites and is committed under various non-cancelable lease contracts that expire at various dates through the year 2017. Most of these leases are with members of the Bank's Board of Directors or companies they control. Expense for leased premises was $669, $632 and $530 for 2001, 2000 and 1999. Minimum lease payments, excluding the capital lease obligation, at December 31, 2001 for all non-cancelable leases are as follows:

2002	$ 680
2003	689
2004	691
2005	683
2006	497
Thereafter	2,435
Total minimum lease payments	**$5,675**

NOTE 11 - Commitments and Off Balance Sheet Activities

(Dollar amounts in thousands, except per share amounts)

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

Financial instruments with off-balance-sheet risk were as follows at year end.

	2001		2000	
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to make loans (at market rates)	$ -	14,512	$ -	$1,300
Unused lines of credit and letters of credit	-	82,269	-	77,341

The loan commitments are generally extended for terms of up to 60 days and, in many cases, allow the customer to select from one of several financing options offered.

The Bank maintains a $30,500 letter of credit from the Federal Home Loan Bank of Cincinnati. The letter is pledged to secure public funds deposit accounts and is secured by a blanket pledge of the Bank's residential real estate loans.

At December 31, 2001, the Bank was required to have $5,239 on deposit with the Federal Reserve or as cash on hand as reserve.

NOTE 12 - Capital Requirements and Restrictions on Retained Earnings

(Dollar amounts in thousands, except per share amounts)

Earnings

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. These guidelines and the regulatory framework for prompt corrective action involve quantitative measures of capital, assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices as well as qualitative judgments by the regulators about components, risk weightings, and other factors.

Compliance with these regulations can limit dividends paid by either entity. Both entities must comply with regulations that establish minimum levels of capital adequacy. The Bank must also comply with capital requirements promulgated by the FDIC under its "prompt corrective action" rules. The Bank's deposit insurance assessment rate is based, in part, on these measurements. At December 31, 2001 and 2000, the Bank's capital levels result in it being designated "well capitalized" under these guidelines.

NOTE 12 – Capital Requirements and Restrictions on Retained Earnings

(Dollar amounts in thousands, except per share amounts)

The consolidated and the Bank's capital amounts and ratios, at December 31, 2001 and 2000 are presented below:

	Actual		Minimum Needed For Capital Adequacy Purposes		Minimum Needed To Be Well Capitalized Under Prompt Corrective Action Provisions	
2001	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Total Capital to Risk Weighted Assets						
Consolidated	$ 55,561	12.12%	$ 36,671	8.00%	$ -	-
Bank	52,850	11.54%	36,625	8.00%	45,781	10.00%
Tier I (Core) Capital to Risk Weighted Assets						
Consolidated	51,317	10.46%	19,125	4.00%	-	-
Bank	48,606	10.62%	18,313	4.00%	27,469	6.00%
Tier 1 (Core) Capital to Average Assets						
Consolidated	51,317	10.46%	19,125	4.00%	-	-
Bank	48,606	9.91%	19,625	4.00%	24,531	5.00%

	Actual		Minimum Needed For Capital Adequacy Purposes		Minimum Needed To Be Well Capitalized Under Prompt Corrective Action Provisions	
2000	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Total Capital to Risk Weighted Assets						
Consolidated	$ 51,553	12.67%	$ 32,545	8.00%	$ -	-
Bank	50,064	12.32%	32,504	8.00%	40,630	10.00%
Tier I (Core) Capital to Risk Weighted Assets						
Consolidated	47,747	11.74%	16,273	4.00%	-	-
Bank	46,258	11.39%	16,252	4.00%	24,378	6.00%
Tier 1 (Core) Capital to Average Assets						
Consolidated	47,747	10.44%	18,290	4.00%	-	-
Bank	46,258	10,12%	18,290	4.00%	22,863	5.00%

NOTE 13 – Disclosures about Fair Value of Financial Instruments

(Dollar amounts in thousands, except per share amounts)

Financial instruments at year-end are as follows at December 31:

	2001		2000	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets				
Cash, cash equivalents, and deposits with banks	$ 26,706	26,706	$ 22,248	$ 22,248
Available-for-sale securities	35,164	35,164	22,633	22,633
Held-to-maturity securities	17,134	17,468	29,740	29,656
Federal Home Loan Bank stock	3,590	3,590	3,359	3,359
Loans held for sale	5,509	5,509	-	-
Loans (net)	407,228	414,713	380,275	379,316
Accrued interest receivable	2,608	2,608	3,012	3,012
Financial Liabilities				
Deposits	(416,183)	(418,943)	(393,721)	(395,441)
Short-term borrowings	(26,343)	(26,343)	(12,643)	(12,643)
Notes payable	(9,449)	(9,696)	(12,174)	(11,926)
Accrued interest payable	(1,629)	(1,629)	(1,498)	(1,498)

The estimated fair value approximates carrying amount for all items except those described below. Estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities. Estimated fair value for loans is based on the rates charged at year end for new loans with similar maturities, applied until the loan is assumed to reprice or be paid. Estimated fair value for time deposits is based on the rates paid at year end for new deposits, applied until maturity. Estimated fair value for off-balance-sheet loan commitments are considered nominal.

NOTE 14 – Parent Company Financial Statements

(Dollar amounts in thousands, except per share amounts)

Presented below are condensed balance sheets and the related statements of income and cash flows for the parent company:

CONDENSED BALANCE SHEETS
December 31, 2001 and 2000

	2001	2000
Assets		
Cash	$ 2,134	$ 982
Investment in subsidiary	48,810	46,288
Other assets	577	507
	$ 51,521	$ 47,777
Shareholders' equity	**$ 51,521**	**$ 47,777**

NOTE 14 – Parent Company Financial Statements (continued)

(Dollar amounts in thousands, except per share amounts)

CONDENSED STATEMENTS OF INCOME
December 31, 2001, 2000 and 1999

	2001	2000	1999
Interest income	$ 34	$ 68	$ 92
Dividends from subsidiary	4,900	300	4,250
Operating expenses	(267)	(826)	(520)
Tax benefit	54	176	151
Income before equity in undistributed income of the Bank	4,721	(282)	3,973
Equity in undistributed income of the Bank	2,348	4,495	1,761
Net income	$ 7,069	$ 4,213	$ 5,734

CONDENSED STATEMENTS OF CASH FLOW
December 31, 2001, 2000 and 1999

	2001	2000	1999
Cash flows from operating activities			
Net income	$ 7,069	$ 4,213	$ 5,734
Adjustment relative to merger	-	448	-
Adjustments to reconcile net income to net cash from operating activities			
Equity in undistributed income of the Bank	(2,348)	(4,495)	(1,761)
Benefit plan amortization	123	-	-
Change in other assets and other liabilities	(66)	81	230
Net cash from operating activities	4,778	247	4,203
Cash flows from investing activities			
ESOP loan repayment	335	60	163
Net cash from investing activities	335	60	163
Cash flows from financing activities			
Dividends paid	(609)	(458)	(580)
Exercise of stock options	11	692	160
Fractional and dissenting shares redeemed	-	(94)	-
Stock Repurchase and retirement	(3,363)	-	-
Draws on notes payable, net	-	-	(4,000)
Net cash from financing activities	(3,961)	140	(4,420)
Net change in cash	1,152	447	(54)
Cash at beginning of year	982	535	589
Cash at end of year	$ 2,134	$ 982	$ 535

NOTE 15 – Selected Quarterly Data (unaudited)

(Dollar amounts in thousands, except per share amounts)

2001

	Interest Income	Interest Expense	Net Interest Income	Provision for Loan Losses	Net Income	Earnings Per Share Basic	Earnings Per Share Diluted
March 31	$ 9,424	$ 5,024	$ 4,400	$ (86)	$ 1,706	$ .28	$ .28
June 30	9,176	4,622	4,554	(190)	1,535	.25	.25
September 30	8,988	4,228	4,760	(365)	1,724	.28	.28
December 31	8,495	3,541	4,954	(140)	2,104	.34	.34

2000

	Interest Income	Interest Expense	Net Interest Income	Provision for Loan Losses	Net Income	Earnings Per Share Basic	Earnings Per Share Diluted
March 31	$ 8,359	$ 4,228	$ 4,131	$ (219)	$ 1,198	$ .20	$ .19
June 30	9,050	4,637	4,413	(316)	98	.02	.02
September 30	9,296	4,981	4,315	(393)	1,313	.21	.21
December 31	9,542	5,169	4,373	(215)	1,604	.26	.26

The decline during the quarter ended June 30, 2000 was the result of merger and restructuring charges.

Stockholder Services

Firstar Corporation serves as transfer agent for The Bank of Kentucky Financial Corporation's shares. Communications regarding change of address, transfer of shares, lost certificates, and dividends should be sent to:

Firstar
Corporate Trust Department
425 Walnut Street (6th Floor)
Cincinnati, OH 45202

Legal Counsel

The Bank of Kentucky Financial Corporation's legal counsel is:

Ziegler & Schneider, PSC
541 Buttermilk Pike
Covington, KY 41017

Annual Meeting

The Annual Meeting of Stockholders of The Bank of Kentucky Financial Corporation will be held on April 19, 2002, at 5:00 p.m., local time, at Triple Crown Country Club, One Triple Crown Blvd., Union, KY 41091.

Annual Report on Form 10-K

A copy of The Bank of Kentucky Financial Corporation's Annual Report on Form 10-K for fiscal year 2001, as filed with the Securities and Exchange Commission, will be available at no charge to stockholders upon request to:

The Bank of Kentucky
P.O. Box 577
Florence, KY 41022-0577
Attention: Senior Vice President

Market Price of the Company's Common Stock and Dividends Declared

There were 5,994,595 shares of common stock of the Company outstanding on December 31, 2001which were held of record by 1,052 shareholders. The Board of Directors declared cash dividends of $.04 per share in March 1999, $.04 per share in March 2000 and $.04 per share in September 2000, $.05 per share in March 2001 and $.05 per share in September 2001. There is no established public trading market for the Company's stock, although information about the Company's stock is posted on the OTC Bulletin Board service under the symbol "BKYF". The price paid in the last transaction known to management before the printing of this Report was $20.50. The following brokerage firms trade the Company's common stock:

Gradison/McDonald
580 Walnut Street
Cincinnati, OH 45202
Jim Williams
(513) 579-5000

Morgan Keegan & Co. Incorporated
100 East Rivercenter Boulevard, Ste. 400
Covington, KY 41011
John Ryan
(859) 392-2948

Robert W. Baird & Co. Incorporated
9449 Kenwood Road
Cincinnati, OH 45242
John Adams
1-888-784-4856

Board of Directors of The Bank of Kentucky Financial Corporation and The Bank of Kentucky

Rodney S. Cain
Chairman, Wiseway Plumbing & Electrical

Mary Sue Rudicill
Chairman, Belleview Sand & Gravel

Ruth Seligman Doering
President & CEO
Charles Seligman
Distributing Company, Inc.

Robert B. Sathe
Owner, Mid-Central Financial Advisors

R.C. Durr
President, R.C. Durr Company, Inc.

William E. Snyder
Campus Ministry,
Covington Catholic High School

Harry J. Humpert
President, Humpert Enterprises, Inc.

Herbert H. Works
President,
Boone Kenton Lumber Co.

David E. Meyer
President, Wolfpen Associates

Robert W. Zapp
President & CEO,
The Bank of Kentucky, Inc.

John E. Miracle
D.M.D, Retired

Wayne Carlisle
Chairman of the Board,
Carlisle Equipment Group, L.P.

Officers of The Bank of Kentucky Financial Corporation

R.C. Durr
Chairman of the Board
President, R.C. Durr Company, Inc.

Robert W. Zapp
President & CEO
The Bank of Kentucky, Inc.

Rodney S. Cain
Secretary
Chairman, Wiseway Plumbing & Electrical

Robert D. Fulkerson
Treasurer, Assistant Secretary
Senior Vice President, The Bank of Kentucky, Inc.

Officers of The Bank of Kentucky

Robert W. Zapp
President & CEO

Craig Pietrosky
Vice President

Diane Kent
Assistant Vice President

Robert D. Fulkerson
Senior Vice President

Jason Hughes
Vice President

William Haunert
Assistant Vice President

Donald G. Bahr
Senior Vice President

Tony Johnson
Vice President

Phyliss Stamper
Assistant Vice President

Donald G. Benzinger
Senior Vice President

Cynthia Hamm
Vice President

Sharon Rogers
Assistant Vice President

Todd Felthaus
Senior Vice President

Steven Gillespie
Assistant Vice President

Diana Webster
Assistant Vice President

William Dern
Vice President

Melissa Behler
Assistant Vice President

Janet Cook
Assistant Cashier

Kathleen Haines
Vice President

Yvette Carter
Assistant Vice President

Martha Pearce
Assistant Cashier

Paul Hillenmeyer
Vice President

Mark Exterkamp
Assistant Vice President

Deborah Johnson
Assistant Cashier

Gregory Kirst
Vice President

Dennis Gabbard
Assistant Vice President

Joy Wilson
Assistant Cashier

Jay Melzer
Vice President

Susan Griffith
Assistant Vice President

Melissa Ziegelmeyer
Assistant Cashier

David Pierce
Vice President

Locations

1065 Burlington Pike
Florence, KY 41042
(859) 371-2340

116 Stephenson Mill Road
Walton, KY 41094
(859) 485-9595

Mt. Zion Road & Sam Neace Blvd.
Florence, KY 41042
(859) 282-2810

19th Street & Madison Avenue
Covington, KY 41014
(859) 581-6400

6710 McVille Road
Belleview, KY 41005
(859) 586-9870

4748 Houston Road
Florence, KY 41042
(859) 282-2820

Turkeyfoot Road (inside Remke's)
Erlanger, KY 41018
(859) 282-3255

3133 Dixie Highway
Erlanger, KY 41018
(859) 578-6100

12020 Madison Pike
Independence, KY 41051
(859) 356-0700

U.S. 42 & Pleasant Valley
Florence, KY 41042
(859) 384-5500

231 Scott Street
Covington, KY 41011
(859) 655-8600

20 Ferguson Boulevard (inside Wal-Mart)
Dry Ridge, KY 41035
(859) 823-7181

12 Taft Highway
Dry Ridge, KY 41035
(859) 824-7444

25 N. Ft. Thomas Avenue
Ft. Thomas, KY 41075
(859) 441-3302

7612 Alexandria Pike
Alexandria, KY 41001
(859) 635-4117

118 6th Street
(inside Riverside SuperValue)
Dayton, KY 41074
(859) 491-2700

82 Carothers Road
(inside Remke's)
Newport, KY 41074
(859) 292-0028

THE BANK
OF KENTUCKY

THE BANK
OF KENTUCKY

The Bank of Kentucky Financial Corporation